

2023 REPORT

HiveTracks

Dear investors,

2023 has been a pivotal year for HiveTracks. Having relaunched our suite of products, developed our biodiversity monitoring and go-to-market strategies, we paved the way for a year of growth in 2024. Given the difficult market environment throughout the year, we're proud of having navigated these challenges successfully with tremendous support from partners, advisors and our investors who have worked closely with us. Also, we've continued to build our investor funnel and worked diligently on finding a lead investor to help us close our seed round in Q2 2024.

We need your help!

We're actively seeking design partners to set up paid Proof of Concepts (PoCs) to test our biodiversity monitoring solution, where we partner with local beekeepers to assess companies' environmental impact by analyzing changes in biodiversity and bee health on a site. The first two PoCs will go live in Q1 2024, and we're looking for additional partners to strengthen the roll out across different regions within the US, Germany or Spanish speaking countries.

Sincerely,

Max Rünzel

CEO & Co-Founder

Laura Dye

Chief Operating Officer

James T Wilkes

James P Wilkes

Founder

Jesse Fripp

Principal & CEO, Shining Rock Ventures

George Moody

Business Services

How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
We launched our updated HiveTracks Mobile App for beekeepers that includes guided inspections and over 250 recommendations.	Due to the macro-economic conditions and fundraising environment, we didn't close our round by Q4 23 and are now aiming for Q2 24.
We launched HiveTracks Pro in beta that seamlessly integrates with the mobile app and offers functionality for beekeeping businesses.	Due to the lack of funding, we were not able to iterate on HiveTracks Pro as quickly as planned and we postponed the launch to Q1 24.
We built relationships with design partners to start rolling out our biodiversity monitoring solution in 2024.	Due to the lack of funding, we had to rely on an organic growth strategy for our products instead and only attended one conference.

2023 At a Glance

January 1 to December 31


$110,073 [23%]
Revenue


-$495,860
Net Loss


$83,837 +95%
Short Term Debt





$593,896
Raised in 2023

$27,637
Cash on Hand
As of 03/14/23

INCOME BALANCE NARRATIVE



Revenues
Profit
US$143,336
-US$531,154
US$110,073
-US$495,860
2022
2023

Net Margin: -450% **Gross Margin:** -135% **Return on Assets:** -106% **Earnings per Share:** -$1.80 **Revenue per Employee:** $36,691

Cash to Assets: 11% **Revenue to Receivables:** 543 **Debt Ratio:** 353%

HiveTracks_Financial_Statements_and_CPA_Review_for_2020_and_2021__Final_.pdf

Cash_Flow_Statement_12.31.2023.pdf

2023_Balance_Sheet_-_HiveTracks__Inc.pdf

2023_Income_Statement_-_HiveTracks_Inc..pdf

We ❤ Our 115 Investors

Thank You For Believing In Us

Kevin Jones
Chris Grill
Kate Louden
John Jennifer Cockman
Jed Cazier (reizac926)
Jane Blevin
Fritz Strempel
Helen Tarokic
Warrick Jc R
Michael Alcorn
Paul Matteson
Darryl Cook
Dr. Bernd Scharbert
Jordan Nelson
Emma Rünzel
Khaled Iskandar
Cory Cooper
Dale Marie Sandusky

Hatem Rowaihy
Incolo Life
Lee Hall
Thomas Barry
Tim Arheit
Hannah Murray
Dale Marshall
Robert King
Marilynn H
Adnan Ansari
Timothy D. Carter
Ben Cook
Hendrik Von Schlieben
Jörg Rünzel
Nadja Josefin Rünzel
Dewey M Caron
Stuart A Kofsky

James Wilkes
Declan Nishiyama
Missa Sutton
Magnolia Bee And Supply
Martin Ruetz
John Cornett
Sullivan Wilkes
Jeff Brooks
Tom Bouin
Peter Moser
Benjamin Whitehead
Thomas Siragusa
Rebecca L Denton
Linda S Walker
Linda Butler
Paul Hanslik
Rachel Smith

Sandy Morrison
Jesse Fripp
Geoff Bunger
Galen Wilkes
Langley Earnhardt
Madelyn George
Ashley Craig
David Parker
George Creel
Charity May
Joseph Sanders
Stephen Farr
Jeffrey Greer
Barrett E Koster
Robert Shane Wilder
Cheriann Poss
Sam Cornwell

Christopher Grasinger
Laura Dye
Tucker Chasteen
David Hinnant
Brewer Logan
Sarah Denton
Israel Wilkes
Anne Overbeck
Sai Kumar Yerubandi
Lewis Edward Cauble
Michael Barry
Jonathan Childers
Kent Walker
Wade Blackwell Blackwell
Greg Harris
Shannon Mudd
Bill Sheehan

Rich Beck
John Turpin
Max Rünzel
Wally Blohm
Doug Blaszczak
Kim Hightower
Tania Francis
Hesen J
Charles Hudson Barry
Gerald Wayne Miller
Justin Dyson
Tom Fishet
S. Anne Fifer
Ged Moody
Jered Hale
Linda Ordoukhanian
Tim Berlin

Thank You!

From the HiveTracks Team



James Wilkes 🔗

Founder and CBO

James is a professor of computer science, experienced beekeeper and local food producer. He helped pioneer data-driven research in the bee space in the U.S. by founding...



Laura Dye

COO & Co-Founder

Laura is a focused, strategic, and entrepreneurial leader with a proven track record in top sales achievement. She's worked with companies in several industries to...



Max Rünzel 🔗

CEO & Co-Founder

Max is CEO and Co-Founder of HiveTracks and an expert on digitalization and empowerment of smallholder producers. He...



John Cornett

CTO

John is a senior software developer and cloud architect with 20+ years of industry experience. His forte is buildin...

Details

The Board of Directors

Director	Occupation	Joined
James T Wilkes	University Professor @ Appalachian State University	2020
Laura Dye	COO @ HiveTracks, Inc.	2020
Max Ruenzel	CEO @ HiveTracks, Inc.	2020
Jesse Fripp	Manager @ Shining Rock Ventures	2023
George Moody	Owner & Principal ConsultantOwner @ Self employed	2020

Officers

Officer	Title	Joined
James T Wilkes	CBO	2020
Laura Dye	COO	2020
Max Ruenzel	CEO	2020

Voting Power ❓

Holder	Securities Held	Voting Power
James T Wilkes	55,000 Common stock	20.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
05/2020	$7,292		Section 4(a)(2)
05/2020	$100,000	Common Stock	Section 4(a)(2)
11/2020	$22,500	Common Stock	Section 4(a)(2)
12/2020	$48,619		Section 4(a)(2)
12/2020	$2,916	Common Stock	Section 4(a)(2)
01/2021	$50,000		Regulation D, Rule 506(b)
01/2021	$10,000		Section 4(a)(2)
01/2021	$1,804	Common Stock	Section 4(a)(2)
04/2021	$109,964	Safe	Section 4(a)(2)
05/2021	$50,000		Section 4(a)(2)
05/2021	$25,000		Section 4(a)(2)
05/2021	$14,584	Common Stock	Section 4(a)(2)
06/2021	$57,356		Section 4(a)(2)
07/2021	$50,000		Section 4(a)(2)
08/2021	$68,281		Section 4(a)(2)
09/2021	$50,000		Section 4(a)(2)
11/2021	$35,000		Section 4(a)(2)
12/2021	$58,167	Safe	Section 4(a)(2)
02/2022	$9,700		Section 4(a)(2)
03/2022	$118,652		Section 4(a)(2)
03/2022	$10,000		Section 4(a)(2)
04/2022	$5,000		Section 4(a)(2)
04/2022	$5,000		Section 4(a)(2)
04/2022	$5,000		Section 4(a)(2)
04/2022	$5,000		Section 4(a)(2)
04/2022	$5,000		Section 4(a)(2)
04/2022	$5,000		Section 4(a)(2)
04/2022	$2,500		Section 4(a)(2)
05/2022	$2,500		Section 4(a)(2)
05/2022	$15,000		Section 4(a)(2)
05/2022	$25,000		Section 4(a)(2)
05/2022	$5,000		Section 4(a)(2)
05/2022	$25,000		Section 4(a)(2)
06/2022	$10,000		Section 4(a)(2)
06/2022	$15,000		Section 4(a)(2)
07/2022	$18,405		Section 4(a)(2)
08/2022	$25,000		Section 4(a)(2)
08/2022	$5,000		Section 4(a)(2)
08/2022	$150,000		Section 4(a)(2)
08/2022	$41,833	Safe	Section 4(a)(2)
09/2022	$15,000	Safe	Section 4(a)(2)
11/2022	$5,000	Safe	Regulation D, Rule 506(b)
12/2022	$10,000	Safe	Regulation D, Rule 506(b)
12/2022	$25,000	Safe	Regulation D, Rule 506(b)
12/2022	$25,000	Safe	Regulation D, Rule 506(b)
12/2022	$5,000	Safe	Regulation D, Rule 506(b)
01/2023	$2,500	Safe	Regulation D, Rule 506(b)
02/2023	$10,000		Section 4(a)(2)
02/2023	$15,000		Section 4(a)(2)
04/2023	$15,000	Safe	Regulation D, Rule 506(b)
04/2023	$15,000	Safe	Regulation D, Rule 506(b)
05/2023	$80,664		Section 4(a)(2)
05/2023	$68,512		4(a)(6)
05/2023	$5,000	Safe	Regulation D, Rule 506(b)
05/2023	$15,000		Section 4(a)(2)
06/2023	$5,000	Safe	Regulation D, Rule 506(b)
07/2023	$20,000	Safe	Regulation D, Rule 506(b)
07/2023	$50,000	Safe	Regulation D, Rule 506(b)
09/2023	$15,000	Safe	Regulation D, Rule 506(b)
11/2023	$25,000	Safe	Regulation D, Rule 506(b)
11/2023	$30,000	Safe	Regulation D, Rule 506(b)
11/2023	$25,000	Safe	Regulation D, Rule 506(b)
12/2023	$35,000	Safe	Section 4(a)(2)
12/2023	$15,000	Safe	Section 4(a)(2)

12/2023	$15,000	Safe	Section 4(a)(2)
12/2023	$132,220		Section 4(a)(2)
12/2023	$15,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/31/2021	$50,000	2.0%	30.0%	$7,500,000	12/30/2024
01/31/2021	$10,000	2.0%	30.0%	$7,500,000	12/30/2024
05/08/2021	$50,000	2.0%	30.0%	$7,500,000	05/07/2024
05/31/2021	$25,000	2.0%	30.0%	$7,500,000	04/30/2024
06/18/2021	$57,356	7.0%	30.0%	$7,500,000	06/17/2028
07/31/2021	$50,000	2.0%	30.0%	$7,500,000	06/30/2024
08/31/2021	$68,281	7.0%	30.0%	$7,500,000	11/30/2028
09/30/2021	$50,000	2.0%	30.0%	$7,500,000	08/31/2024
11/30/2021	$35,000	2.0%	30.0%	$7,500,000	10/31/2024
03/31/2022	$10,000	2.0%	30.0%	$7,500,000	02/28/2025
05/31/2022	$25,000	2.0%	30.0%	$7,500,000	04/30/2025
06/30/2022	$10,000	2.0%	30.0%	$7,500,000	05/31/2025
06/30/2022	$15,000	2.0%	30.0%	$7,500,000	05/31/2025
08/31/2022	$25,000	2.0%	30.0%	$7,500,000	07/31/2025
08/31/2022	$5,000	2.0%	30.0%	$7,500,000	07/31/2025
08/31/2022	$150,000	2.0%	30.0%	$7,500,000	07/31/2025

Outstanding Debts

Lender	Issued	Amount	Outstanding	Interest	Maturity	Current?
	05/31/2020	$7,292	$0	%		
Jeff Greer, James Wilkes, George Edward Moody, Joseph Cazier	12/31/2020	$48,619	$48,619	0.39%	12/31/2024	Yes
James Wilkes	04/08/2022	$5,000	$452	9.0%	04/01/2024	Yes
G2 Real Estate	04/08/2022	$5,000	$452	9.0%	04/01/2024	Yes
George Edward Moody	04/09/2022	$5,000	$452	9.0%	04/01/2024	Yes
Max Rünzel	04/12/2022	$5,000	$452	9.0%	04/01/2024	Yes
Laura Dye	04/12/2022	$5,000	$452	9.0%	04/01/2025	Yes
Joseph Cazier	04/15/2022	$5,000	$452	9.0%	04/30/2025	Yes
Phil Ostwalt	05/02/2022	$2,500	$226	9.0%	05/01/2024	Yes
P & L Partners, LLC	05/05/2022	$15,000	$1,355	9.0%	05/01/2024	Yes
Sofield Investments	05/05/2022	$25,000	$2,259	9.0%	05/01/2024	Yes
Michael Alcorn	05/13/2022	$5,000	$452	9.0%	05/01/2024	Yes
Standfast Capital	02/23/2023	$10,000	$5,639	9.0%	02/22/2025	Yes
Henrik Von Schlieben	02/23/2023	$15,000	$8,458	9.0%	02/22/2025	Yes
Anthroware, LLC	05/01/2023	$80,664	$41,260	12.0%	03/01/2024	Yes
Ben Fehsenfeld	05/23/2023	$15,000	$15,000	9.0%	10/01/2024	Yes
Declan Nishiyama	12/26/2023	$132,220	$128,249	8.5%	06/15/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	275,000	Yes

Warrants:	0
Options:	0

Form C Risks:

HiveTracks' products depend upon a set of app- and web-based software applications. The stability and scalability of these products constitute the backbone of the company's capability to deliver services and products in the B2C and B2G markets next year. A partial or complete failure of these software solutions would jeopardize the company's ability to market and deliver solutions to the satisfaction of its customers. While the company is doing its best to mitigate these risks by adhering to industry best practices in the areas of data handling, cyber security, and software development through constant iteration and testing by a professional team of software developers, this remains a critical risk.

The most considerable risk associated with investing in HiveTracks is that the company may not be successful in raising sufficient funds to continue to fund its operations until it becomes profitable.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful

in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

HiveTracks will launch new B2C & B2B products in Q1 2024 ahead of the next beekeeping season. The company's revenue projections depend upon the successful performance of this product. While the company is doing everything it can to minimize the risk associated with a new product launch through user acceptance testing and beta testing, the product may not perform as expected, and the assumed revenues may be lower than projected.

HiveTracks will also launch a B2G solution for government agencies to oversee beekeepers' communications and provide digital extension services in Q2 of 2024. The success of this product depends upon the efficiency of the company's sales efforts and the acceptance of the new product in the market. While HiveTracks has executed several government contracts in the past, this is not a guarantee for future success in selling technology solutions to government agencies.

The future success of HiveTracks in developing a Data-as-a-Service business model depends upon its ability to achieve critical mass and strategic density of data through the collection of data in its SaaS products in the B2C, B2B and B2G spaces. While the company is working hard to mitigate this risk by targeting specific geographic areas (to achieve the required density in these areas), the frequency and quality of the data collected may not be sufficient to offer data services as early as the company expects to do.

Until it has the financial capacity to develop its internal development team, HiveTracks depends upon external development partners to deliver and deploy its technology. Doing so exposes us to the risk of being dependent upon an external contractor. Additionally, the IP associated with the software developed only belongs to HiveTracks until it is paid for the development costs in full.

The footnotes of our financial statements list an error in that one of the convertible notes was listed as $15k, when in fact it was only $5k. We resubmitted this information to the CPA that performed the review. The CPA did not believe this error is material to the footnote or to the financial statements taken as a whole. As such, the financial statements herein have not been adjusted.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase

will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

HiveTracks, Inc.

North Carolina Corporation
Organized October 2020
3 employees
489 Big Laurel Road
Creston NC 28615 https://www.hivetracks.com/

Business Description

Refer to the HiveTracks profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HiveTracks is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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